The wrong CIK number was used for Accession #0000846788-07-000014 when filed form type SC 13g on 7/3/07. In that filing, CIK #0000030828 Cobra Electronics was used with the document attachment for CIK #0000854775 Digi International. Corrected filings were immediately done #0000846788-07-000016 and #0000846788-07-000017 on 7/3/07.